UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

PLANET GREEN HOLDINGS CORP.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

72703U 102
(CUSIP Number)

Hongxiang Yu
Suite 901, Building 6, No. 1678 Jinshajiang Road
Putuo District, Shanghai, China 200333
(86) 21-3258 3578

with a copy to:

David Selengut, Esq.
Bill Huo, Esq.
Ari Edelman, Esq.
Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, NY 10105
(212) 370-1300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 16, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	72703U 102

1.	Names of Reporting Person.

Hongxiang Yu

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable

6.	Citizenship or Place of Organization: People’s Republic of China

	Number of Shares	7.	Sole Voting Power: 1,176,471
	Beneficially Owned by	8.	Shared Voting Power: 0
Each Reporting
	Person With	9.	Sole Dispositive Power: 1,176,471
		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,176,471

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.	Percent of Class Represented by Amount in Row (11): 21.4%

14.	Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer.

This Schedule 13D (“Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Planet Green Holdings Corp. (formerly known as American Lorain Corporation), a corporation formed under the laws of Nevada (the “Issuer”), whose principal executive offices are located at Suite 901, Building 6, No. 1678 Jinshajiang Road, Putuo District, Shanghai, China 200333.

Item 2. Identity and Background.

This statement is being filed by Hongxiang Yu (the “Reporting Person”). The Reporting Person is a citizen of the People’s Republic of China. His business address is c/o Planet Green Holdings Corp., Suite 901, Building 6, No. 1678 Jinshajiang Road, Putuo District, Shanghai, China 200333. The Reporting Person is the Chief Executive Officer and President and a director of the Issuer.

During the last five years, the Reporting Person: (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person holds 1,176,471 shares of Common Stock, which the Reporting Person purchased, at a price of approximately $4.25 per share, or an aggregate of $5,000,000, using personal funds (the “Financing”).

Item 4. Purpose of Transaction.

The acquisition of securities set forth in this Schedule 13D is for investment purposes. Except in the Reporting Person’s capacity as the Chief Executive Officer and President and a director of the Issuer, the Reporting Person has no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein. The Reporting Person reserves the right to increase or decrease his position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable. The Reporting Person reserves the right to change his intention with respect to any and all matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

(a)-(b) The aggregate percentage of shares of Common Stock reported owned by the Reporting Person is based upon 5,485,922 shares of Common Stock outstanding as of October 16, 2018, based on the proxy statement filed by the Issuer with the Securities and Exchange Commission on September 4, 2018 (taking into effect (i) the reverse stock split subsequently effected by the Issuer, (ii) the issuance of an aggregate of 2,352,942 shares of Common Stock pursuant to the Financing and (iii) the issuance of 400,000 shares pursuant to the acquisition of Taishan Muren Agriculture Co. Ltd.).

The Reporting Person may be deemed to have sole beneficial ownership of an aggregate of 1,176,471 shares of Common Stock, or approximately 21.4% of the outstanding shares of Common Stock.

(c) Other than the shares of Common Stock acquired in the Financing, there have been no transactions in the class of securities reported on that were effected within the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On August 8, 2018, the Issuer entered into an amended and restated securities purchase agreement with Yimin Jin, the Issuer’s chief strategy officer and director, and the Reporting Person (collectively, the “Purchasers”), pursuant to which the Purchasers agreed to invest an aggregate of $10 million in the Issuer in exchange for an aggregate of 2,352,942 shares of Common Stock, representing a purchase price of approximately $4.25 per share (taking into account the reverse stock split subsequently effected by the Issuer). The Reporting Person disclaims beneficial ownership of any shares held by Mr. Jin.

Item 7. Material to be Filed as Exhibits.

99.1

Amended and Restated Securities Purchase Agreement, dated August 8, 2018, by and among the Issuer, Yimin Jin and Hongxiang Yu (incorporated by reference to Exhibit 10.2 in the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on August 14, 2018).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 26, 2018

/s/ Hongxiang Yu
Hongxiang Yu